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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stacey Braun Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Broadway, 8th floor
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas H. Wexler
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA, A Professional Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Ste 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Douglas H. Wexler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stacey Braun Financial Services, Inc., as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JANET LUCIANO
NOTARY PUBLIC STATE OF NEW YORK
BRONX COUNTY
LIC. #01LU6120776
COMM. EXP. 6/13/2021

Janet Luciano

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of N.Y

County of N.Y

Subscribed and sworn to (or affirmed) before me on this 14 day of Feb, 2019 by Douglas H. Wexler proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public Janet Luciano

STACEY BRAUN FINANCIAL SERVICES, INC.

Table of Contents

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Stacey Braun Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stacey Braun Financial Services, Inc. (the "Company") as of December 31, 2018, the related statement of income, changes in member's equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Stacey Braun Financial Services, Inc. management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2018.
Woodland Hills, California
February 22, 2019

Stacey Braun Financial Services, Inc.
Statement of Financial Condition
December 31, 2018

Assets

Cash And Cash Equivalents	$	137,338
Accounts Receivable		5,659
Prepaid Expenses		2,793
Total assets	$	145,790

Liabilities and Stockholder's Equity

Liabilities		
Account Payable And Accrued Expenses	$	7,423
Income Taxes Payable		3,686
Total liabilities		11,109
Commitments and contingencies		
Stockholder's Equity		
Common Stocks, no par value, 200 shares authorized, 10 shares issued and outstanding.		100
Additional Paid-In Capital		14,531
Retained Earnings		120,050
Total stockholder's Equity		134,681
Total Liabilities And Stockholder's Equity	$	145,790

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Statement of Income
For The Year End December 31, 2018

Revenues		
Commission income	$	39,107
Fee based income		45,285
Interest		227
Total revenues		84,619
Expenses		
Professional fees		8,000
Other operating expenses		6,735
Management fee		8,316
Total expenses		23,051
Net income (loss) before income tax provision		61,568
Income tax provision		5,449
Net income (loss)	$	56,119

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Statement of Changes in Stockholder's Equity
For The Year End December 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2017	$ 100	$ 14,531	$ 63,931	$ 78,562
Net income (loss)	-	-	56,119	$ 56,119
Balance at December 31, 2018	$ 100	$ 14,531	$ 120,050	$ 134,681

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Statement of Cash Flows
December 31, 2018

Cash flow from operating activities:				
Net income (loss)			$	56,119
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:				
(Increase) decrease in :				
Accounts receivable	$	(3,693)		
Prepaid expenses		607		
(Decrease) increase in :				
Account payable and accrued expenses		2,130		
Income taxes payable		449		
Total adjustments				(507)
Net cash and cash equivalents provided by (used in) operating activities				55,612
Net cash and cash equivalents provided by (used in) investing activities				-
Net cash and cash equivalents provided by (used in) financing activities				-
				-
Net increase (decrease) in cash and cash equivalents				55,612
Cash and cash equivalents at December 31, 2017				81,726
Cash and cash equivalents at December 31, 2018			$	137,338

Cash paid during the year for:		
Interest	$	-
Income taxes	$	5,000

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.

Notes to Financial Statements

December 31, 2018

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Stacey Braun Financial Services, Inc. (the "Company") was incorporated in the State of New York on September 24, 2001. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is a wholly-owned subsidiary of Stacey Braun & Associates, Inc. (the "Parent"). The Company receives most of its revenue through referrals from the Parent.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable represent commissions earned on securities transactions. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company records commission income and related commission expenses on a trade date basis, except for recurring trade date revenue (such as 12 b-1 revenue) which is recorded when received.

With the consent of its stockholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income;

therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 7).

NOTE 2: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported.

The Company is subject to the New York City Unincorporated Business Tax, which is based on net income for the year ending December 31, 2018. The estimated tax due of $5,449 has been recorded and appears on the Statement of Income included in this report.

NOTE 3: RELATED-PARTY TRANSACTIONS

The Company pays its Parent for office space, administrative personnel, telephone, office supplies, and other shared administrative expenses under a formal expense sharing agreement. The current fee under this arrangement is $693 per month. At December 31, 2018 the Company incurred $8,316 in management fees paid to the Parent.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 4: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the

Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2018, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

NOTE 6: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued

ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $124,991 which was $119,991 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $11,109 to net capital was 0.09 to 1.

Stacey Braun Financial Services, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital				
Common Stock	$	100		
Additional paid-in capital		14,531		
Retained Earnings		120,050		
Total stockholder's Equity			$	134,681
Less: Non-allowable assets				
Accounts receivable		(5,659)		
Prepaid expenses		(2,793)		
Total non-allowable assets				(8,452)
Net capital before haircuts				126,229
Haircut on debt securities		(1,238)		
Total haircuts and undue concentration				(1,238)
Net Capital				124,991
Computation of net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtedness	$	741		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				5,000
Excess net capital			$	119,991
Aggregate indebtedness			$	11,109
Ratio of aggregate indebtedness to net capital				0.09 : 1

There was no material difference between net capital computation showned here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated December 31, 2018.

Schedule II and III - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

as of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Stacey Braun Financial Services, Inc.

Schedule IV - Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

as of December 31, 2018

The Company is exempt from the Rule 17a-5(e)(4) as it meets the minimum assessment as for in Section 4(d)(1)(c)of The Securities Investor Protection Act of 1970, as amended.

STACEY BRAUN FINANCIAL SERVICES, INC.
MEMBER FINRA • SIPC

377 BROADWAY, NEW YORK, N.Y. 10013-3934
(212) 226 - 7707• (888) 949-1925
FAX (212) 941-0759

Assertions Regarding Exemption Provisions

We, as members of management of Stacey Braun Financial Services, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934, Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3,Paragraph(k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2018 through December 31,2018.

Stacey Braun Financial Services, Inc.

By:

Douglas H. Wexler, President

Date: 2/22/19

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Douglas Wexler, CEO
Stacey Braun Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Stacey Braun Financial Services, Inc. Exemption Report in which (1) Stacey Braun Financial Services, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stacey Braun Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Company, stated that Stacey Braun Financial Services, Inc. met the identified exemption provision throughout the most recent fiscal year of 2018, without exception. Stacey Braun Financial Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2018.
Woodland Hills, California
February 22, 2019

STACEY BRAUN FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

REPORT PURSUANT TO SEC RULE 17A-5
For the year ended December 31, 2018